As filed with the Securities and Exchange Commission on June 10, 2003.

Registration No. 333-105169

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MISSION RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	76-0437769
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1331 Lamar Street, Suite 1455 Houston, Texas 77010-3039 (Address of Principal Executive Offices)

MISSION RESOURCES CORPORATION

1996 STOCK INCENTIVE PLAN

(Full Title of the Plan)

Name, Address and Telephone Number of Agent for Service:	Copy of Communications to:

Ann Kaesermann Vice President—Accounting and Investor Relations, CAO Mission Resources Corporation 1331 Lamar Street, Suite 1455 Houston, Texas 77010-3039 (713) 495-3000	Robert G. Reedy Porter & Hedges, L.L.P. 700 Louisiana Street, 35th Floor Houston, Texas 77002-2764 (713) 226-0600

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered(1)	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $.01 per share	900,000(3)	$0.39	$351,000	$28.40(4)

(1)	Pursuant to Rule 416(a), also registered hereunder are an indeterminate number of shares of common stock issuable as a result of the anti-dilution provisions of the Mission Resources Corporation 1996 Stock Incentive Plan (the “Plan”).

(2)	Pursuant to Rule 457(c), the registration fee is calculated on the basis of the average of the high and low sale prices for the common stock on The Nasdaq Stock Market on May 5, 2003, $0.39. Pursuant to General Instruction E to Form S-8, the registration fee is calculated only with respect to additional securities registered under the Plan.

(3)	Includes one preferred stock purchase right (the “Rights”) for each share of common stock. Pursuant to Rule 457(g) of the Securities Act no separate fee is required for the Rights.

(4)	Previously paid.

Explanatory Note

This post-effective amendment no. 1 to the registration statement (File No. 333-105169) is being filed for the purpose of including Exhibit 23.2—Consent of KPMG LLP, which was not filed with the original filing.

Statement Under General Instruction E—Registration of Additional Securities

This registration statement registers an additional 900,000 shares of our common stock related to the 1996 Stock Incentive Plan which are the same class as other securities for which registration statements on Form S-8, File No. 333-63562, File No. 333-57827 and File No. 333-27707 (the “Prior Registration Statements”), have been previously filed. Pursuant to General Instruction E of Form S-8, the contents of the Prior Registration Statements are hereby incorporated by reference.

Item 8.    Exhibits

Exhibit No.	Description
4.1	Mission Resources Corporation 1996 Stock Incentive Plan (incorporated herein by reference to Appendix I of the Proxy Statement on Schedule 14A filed April 28, 2000).

*5.1	Opinion of Porter & Hedges, L.L.P. with respect to the legality of the securities.

*23.1	Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).

**23.2	Consent of KPMG LLP.

*24.1	Power of Attorney (previously included on the signature page of this registration statement).

*	Previously filed.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this post-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 10th day of June, 2003.

MISSION RESOURCES CORPORATION

By:	*
Robert L. Cavnar, Chairman of the Board, Chief Executive Officer, President and Director

Pursuant to the Securities Act of 1933, this post-effective amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
* Robert L. Cavnar	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)	June 10, 2003

* Richard W. Piacenti	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 10, 2003

/s/ Ann Kaesermann Ann Kaesermann	Vice President—Accounting and Investor Relations, and Chief Accounting Officer (Principal Accounting Officer)	June 10, 2003

James L. Bowles	Director	June , 2003

* David A.B. Brown	Director	June 10, 2003

* Robert R. Rooney	Director	June 10, 2003

* Herbert C. Williamson	Director	June 10, 2003

*By:	/s/ Ann Kaesermann
Ann Kaesermann, individually and as attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
4.1	Mission Resources Corporation 1996 Stock Incentive Plan (incorporated herein by reference to Appendix I of the Proxy Statement on Schedule 14A filed April 28, 2000).

*5.1	Opinion of Porter & Hedges, L.L.P. with respect to the legality of the securities.

*23.1	Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).

**23.2	Consent of KPMG LLP.

*24.1	Power of Attorney (previously included on the signature page of this registration statement).

*	Previously filed.
**	Filed herewith.